March 30, 2007


Mail-Stop 4561

Mr. B. Bryan Robinson
President and Chief Executive Officer
Pro Financial Holdings, Inc.
536 North Monroe Street
Tallahassee, Florida 32301


Re:	Pro Financial Holdings, Inc.
	Form SB-2
	Filed March 9, 2007
	File No. 333-141191

Dear Mr. Robinson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General
1. To the extent the effectiveness of the registration statement is delayed, please update the financial information. Refer to Item
3-
10(g) of Regulation S-B.






Prospectus cover page
2. Noting the statement that officers and directors will sell the offering, please advise the staff of the specific exemption under Exchange Act Rule 3a4-1.
3. Revise the first paragraph to disclose that the warrants are exercisable at $10.00 and are non-transferable.
4. Revise the last non-bold paragraph to clarify if the offering may be extended to reach sales of 975,000 units.
5. Revise to include the disclosure requirements of Item 501(a)(9)(iii) of Regulation S-B.

Summary, page 2
6. Revise the preamble to indicate the summary contains the most significant information in the prospectus.

Use of proceeds, page 2
7. Revise the last sentence on page 2 to disclose whether or not there are any plans, arrangements or understandings to acquire another institution.

The Offering, page 3
8. Revise the "Term of Warrants" to disclose the call price.

Risk Factors
We may need to raise additional capital..., page 5
9. Revise to indicate whether the proceeds from this offering will be
sufficient to cover the funding needs of the Company for the next
12
months. If not, indicate the additional anticipated funding needed for the next 12 months and state that such funding may not be available to the Company.

Certain provisions of Florida law..., page 5
10. Revise to briefly describe such provisions and add a cross-reference to a more detailed discussion elsewhere in the Prospectus.





Terms of the Offering
Securities Offered for Sale, page 7
11. Revise to indicate a minimum of 975,000 and a maximum of 1,400,000.

Terms of the Warrants, page 7
12. Noting the disclosures that additional equity securities may be issued and may be dilutive, revise to disclose if the warrant number and exercise price are adjustable and, if so, describe the adjustment.

Over subscription period, page 8
13. Revise to delete this section and revise the entire registration statement to register 1,540,000 shares and style the offering as a minimum of 975,000 and a maximum of 1,540,000. The Prospectus can and should state that 1,400,000 will be sold unless the Company decides to increase the amount to 1,540,000. The reasons for increasing to 1,540,000 should be explained.

Failure of the Bank to Commence Operations, page 10
14. Move the disclosure in the first paragraph to be a risk factor (including the caption).

Plan of Distribution ..., page 10
15. Revise the second paragraph to disclose that if an underwriter is engaged, the Company will be required to file a post-effective amendment naming the underwriter and the compensation arrangements and no sales could occur until that registration statement is declared effective.

Use of Proceeds, page 11
16. Noting that 3 or more situations may occur (sales of 975,000, 1,400,000 and 1,540,000), revise to present a table starting with gross proceeds. Follow this with the offering expenses and net proceeds, then uses of the net proceeds. In this regard, disclose the interest rate of any debt to be repaid. In addition, explain what types of investments will be purchased, e.g., U. S. Treasuries. Finally, explain what type expenses comprise the "pre-opening expenses".

Description of Properties, page 13
17. Revise to disclose the annual lease payment for the main office and the branch. In addition, disclose any costs not yet incurred to furnish both the main office and the branch.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 20
18. Please revise your filing to explain the business purpose for purchasing a 20.3% ownership interest in the limited liability company that owns your headquarters building.

Business
Employees, page 28
19. Revise the first paragraph to break down the employees by type, e.g., 5 in administration 5 in teller operations, etc.

Management and Stock Ownership, page 29
20. Revise each person`s biography to clearly indicate their business experience during the last five years.
21. Revise the table to add a column and disclose therein the number of preferred shares held.

Executive Compensation, page 34
22. Revise this section to include the tables and disclosure required by Item 402 of Regulation SB. It appears that your Principal Executive Officer received compensation in 2006 which must be recorded. Please also provide disclosure regarding up to two additional executives if their compensation exceeds $100,000. Also, please expand your discussion regarding Mr. Robinson`s consultation agreement.

Description of Securities
Warrants, page 36
23. Revise herein or the back cover page of the Prospectus to consistently use either Appendix or Exhibit. In addition, add the three appendices as part of the Prospectus in your next pre-effective amendment.

Financial Statements
Statement of Operations, page 3
24. Please revise to include a footnote that quantifies and describes the components of organizational expenses.



Note 1 - Summary of Significant Accounting Policies, page 6
25. You state here that with the exception of organization costs you have not established accounting policies because operations have not commenced. Please revise to include accounting policies for all items presented in your financial statements (i.e. cash, investments, furniture and equipment, etc.).

Note 4 - Commitments, page 6
26. Please revise to disclose how you are accounting for your leases, including whether you are accounting for the leases as operating or capital leases based on the guidance of SFAS 13.

Note 6 - Income Taxes, page 8
27. Please address the following regarding your income taxes:

* Revise to provide the disclosures required by paragraphs 43-49 of
SFAS 109.

* We note you disclose a temporary difference related to the timing of when organization expenses and start up costs are recognized for income tax and financial reporting purposes. Please more clearly disclose why you have not recognized a deferred tax liability considering the expenses have been recognized for financial reporting as of December 31, 2006.

Exhibit 5-Legal Opinion
28. If the Company decides to register 1,540,000 shares, the opinion must be revised.

Exhibit 10.1 Employment Agreement
29. Revise the executive Compensation section of the Prospectus to disclose the material terms contained herein.

Exhibits 10.2 and 10.3-Stock Option Plans
30. Revise the Description of Securities section of the Prospectus to disclose these 2 plans and the material terms of each.

      *			*			*			*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Any questions regarding the accounting comments may be directed to Matthew Komar at (202) 551-3781 or Kevin W. Vaughn at (202)
551-
3494.  All other questions may be directed to Michael Clampitt at
(202) 551-3434 or to me at (202) 551-3419.





							Sincerely,



							Chris Windsor
							Special Counsel
							Financial Services Group


CC:	Herbert D. Haughton, Esq.
	Igler & Dougherty, P.A.
	2457 Care Drive
	Tallahassee, Florida 32308
	Phone (850) 878-2411
	Facsimile (850) 878-1230




Mr. B. Bryan Robinson
Pro Financial Holdings, Inc.
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